UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-31555

INTERACTIVE DATA CORPORATION

(Exact name of registrant as specified in its charter)

32 Crosby Drive

Bedford, Massachusetts 01730

(781) 687-8500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10.25% SENIOR NOTES DUE 2018

GUARANTEES OF 10.25% SENIOR NOTES DUE 2018

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

* Note: In 2011, Interactive Data Corporation (the “Company”) registered the 10.25% Senior Subordinated Notes due 2018 and the related guarantees (the “Securities”) under the Securities Act of 1933, as amended, pursuant to a Form S-4 declared effective by the Securities Exchange Commission (the “Commission”). The Indenture pursuant to which the outstanding Securities were issued was satisfied and discharged on May 2, 2014 and, as a result, the Company no longer has a contractual obligation to file reports with the Commission. All of the outstanding Securities will be redeemed on May 7, 2014 and, as a result, there will be no outstanding Securities. Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Company to file reports under Section 15 of the Exchange Act was suspended commencing with the fiscal year beginning January 1, 2012, because the Securities were held of record by less than 300 persons as of that date. The Company has nevertheless continued to file Exchange Act reports with the Commission on a voluntary basis. The Company is filing this Form 15 to provide notice of its intention to cease voluntarily filing reports with the Commission under Section 15 of the Exchange Act. (As confirmed by guidance published by the Commission staff, the automatic suspension is granted by statute and is not contingent upon the filing of this Form 15, whether within 30 days after the beginning of the fiscal year as set forth in Rule 15d-6 or otherwise.)

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934 Interactive Data Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 2, 2014	INTERACTIVE DATA CORPORATION

	By:	/s/ VINCENT A. CHIPPARI
Vincent A. Chippari
Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.